TEXTAINER GROUP HOLDINGS LIMITED

c/o Textainer Equipment Management (U.S.) Limited

650 California Street, 16th Floor

San Francisco, CA 94108

April 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Pamela A. Long

Re:	Request for Effectiveness for Textainer Group Holdings Limited
Registration Statement on Form F-3 (File No. 333-223657)

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Textainer Group Holdings Limited (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on April 4, 2018, or as soon thereafter as practicable.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Kurt Berney, counsel to the Registrant, at (415) 984-8989.

Very truly yours,

TEXTAINER GROUP HOLDINGS LIMITED

By:	/s/ Daniel Cohen
Name: Daniel W. Cohen
Title: Vice President and General Counsel

cc: Kurt Berney, Esq., O’Melveny & Myers LLP